PRELIMINARY	SUBJECT TO COMPLETION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
_________________

SkyTerra Communications, Inc.
(Name of the Issuer)

SkyTerra Communications, Inc.
Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Sol Private Corp. Harbinger Capital Partners Special Situations GP, L.L.C., Harbinger Capital Partners LLC, Harbinger Holdings, LLC, and Philip A. Falcone
(Name of Person(s) Filing Statement)

Voting Common Stock, par value $0.01 per share

Non-Voting Common Stock, par value $0.01 per share
(Title of Class of Securities)

83087K107
(CUSIP Number of Class of Securities)
SkyTerra Communications, Inc. 10802 Parkridge Boulevard Reston, Virginia 20191 (703) 390-2700 Attn: Secretary	Philip A. Falcone Harbinger Capital Partners 450 Park Avenue 30th Floor New York, New York 10022 (212) 339-5100
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copies to:
Thomas H. Kennedy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Joseph J. Basile, Esq. Weil, Gotshal & Manges LLP 100 Federal Street, 34th Floor Boston, Massachusetts 10153 (617) 772-8834

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☑

Check the following box if the filing is a final amendment reporting the results of the transaction:☐

Calculation of Filing Fee

Transaction Valuation1	Amount of Filing Fee2
$261,476,243.20	$52,295.25

1
The filing fee was determined based upon the sum of (a) the product of the per share merger consideration of $5.00 and 44,962,370 (which represents the total number of shares of SkyTerra capital stock outstanding as of November 18, 2009, less 52,285,645 shares owned by the Filing Persons, which will be cancelled with no merger consideration being paid thereon), plus (b) $30,674,053.20 expected to be paid in connection with the cancellation of outstanding options, and (c) $5,990,340.00 expected to be paid in connection with cancellation of outstanding phantom units and restricted stock awards (the “Total Consideration”).  In all cases the shares have been valued at $5.00 per share.

2
In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the filing fee was determined by multiplying 0.0002 by the Total Consideration.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $52,295.25
Filing Party: SkyTerra Communications, Inc.
Form or Registration No.: Schedule 14A
Date Filed: November 19, 2009

Introduction

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed jointly by SkyTerra Communications, Inc., a Delaware corporation (“SkyTerra”), Harbinger Capital Partners Master Fund I, Ltd., an exempted company organized under the laws of the Cayman Islands (“Master Fund”), Harbinger Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (“Special Fund”, and together with Master Fund, the “Harbinger Funds”), Sol Private Corp., a Delaware corporation and indirect wholly owned subsidiary of the Harbinger Funds (“Acquisition Corp.”), Harbinger Capital Partners Special Situations GP, L.L.C., a Delaware limited liability company, Harbinger Capital Partners LLC, a Delaware limited liability company, Harbinger Holdings, LLC, a Delaware limited liability company, and Philip A. Falcone (collectively “Harbinger”) in connection with the Agreement and Plan of Merger, dated as of September 23, 2009, as amended on November 18, 2009 and from time to time, by and among SkyTerra, the Harbinger Funds and Acquisition Corp.  SkyTerra and Harbinger are referred to herein as the “Filing Persons.”  If the merger agreement is adopted by SkyTerra’s stockholders, Acquisition Corp. will merge with and into SkyTerra, with SkyTerra continuing as the surviving corporation.  In the merger, each outstanding share of SkyTerra common stock (other than shares held by Harbinger, any subsidiary of SkyTerra, and any stockholders who have perfected their appraisal rights under Delaware law) will be converted into the right to receive the merger consideration of $5.00 per share in cash, without interest.  In the merger, each outstanding option with respect to SkyTerra common stock granted to SkyTerra employees and directors under SkyTerra’s employee stock plan will be cancelled and in exchange for such cancellation, the holders will receive in respect of each option a cash payment equal to the excess of $5.00 over the per share exercise price of such option for each share of SkyTerra common stock covered by such option.  Each outstanding share of restricted stock (that was not performance based) previously issued by SkyTerra which is outstanding as of the effective time will be canceled in exchange for the right to receive, from the surviving corporation, a per share amount in cash equal to $5.00 in respect of each such restricted share.  Each phantom stock unit outstanding under the MSV phantom unit plan will be cancelled and be deemed to have been exchanged for 2.82 shares of Common Stock immediately prior to the effective time, subject to the payment and other terms of the MSV phantom unit plan.

                Concurrently with the filing of this Schedule 13E-3, SkyTerra is filing a preliminary proxy statement (the “Preliminary Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the definitive version of which the SkyTerra board of directors will be soliciting proxies from stockholders of SkyTerra in connection with the merger.  The information set forth in the Preliminary Proxy Statement, including all appendices thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the appendices thereto.

                All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Preliminary Proxy Statement other than information concerning Harbinger and its affiliates other than SkyTerra has been supplied by SkyTerra. All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Preliminary Proxy Statement concerning Harbinger and its affiliates other than SkyTerra has been supplied by or on behalf of Harbinger. As of the date hereof, the Preliminary Proxy Statement is in preliminary form and is subject to completion or amendment.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

     The information set forth under the caption “Summary Term Sheet” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a)
The name of the subject company is SkyTerra Communications, Inc., a Delaware corporation. SkyTerra’s executive offices are located at 10802 Parkridge Boulevard, Reston, Virginia 20191. Its telephone number is (703) 390-2700.

(b)
The classes of securities to which this Schedule 13E-3 relates is the voting common stock, par value $0.01 per share, and the non-voting common stock, par value $0.01 per share, of which 48,865,453 and 59,958,499 shares were issued and outstanding as of November 18, 2009, respectively.

(c)	The information set forth under the caption “Market Price and Dividend Information” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)	The information set forth under the caption “Market Price and Dividend Information” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth under the caption “Certain Purchases and Sales of SkyTerra Capital Stock” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons.

Regulation M-A Item 1003

(a) - (c)
The information set forth under the captions “The Participants,” and “Directors and Executive Officers of Harbinger and Acquisition Corp.” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)(1)	Not applicable.

(a)(2)	(i)	The information set forth under the caption “Summary Term Sheet—Purposes and Effects of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(ii)	The information set forth under the caption “Summary Term Sheet—Purposes and Effects of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(iii)
The information set forth under the captions “Proposal One—The Merger—Background of the Merger,” “Proposal One—The Merger—Position of SkyTerra as to the Fairness of the Merger; Recommendation by SkyTerra’s Special Committee and Board of Directors,” “Proposal One—The Merger—Opinion of Special Committee’s Financial Advisor,” “Proposal One—The Merger—Position of the Harbinger Parties as to the Fairness of the Merger” and “Proposal One—The Merger—Purposes and Effects of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(iv)	The information set forth under the captions “Summary Term Sheet—Quorum; Required Vote” and “The Annual Meeting—Required Vote” in the Preliminary Proxy Statement is incorporated herein by reference.

(v)
The information set forth under the captions “Summary Term Sheet—Purposes and Effects of the Merger,” “Proposal One—The Merger—Purposes and Effects of the Merger,” and “Proposal One—The Merger—Interests of SkyTerra Directors and Officers in the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(vi)	The information set forth under the caption “Proposal One—The Merger—Anticipated Accounting Treatment of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(vii)
The information set forth under the captions “Summary Term Sheet—Material U.S. Federal Income Tax Consequences” and “Proposal One—The Merger—Material U.S. Federal Income Tax Consequences” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)
The information set forth under the captions “Proposal One—The Merger—Purposes and Effects of the Merger,” and “Proposal One—The Merger—Interests of SkyTerra Directors and Officers in the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)
The information set forth under the captions “Summary Term Sheet—Rights of Appraisal” and “Proposal One—The Merger—Rights of Appraisal” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)
No provision has been made to grant SkyTerra’s stockholders, other than the Harbinger or its affiliates, access to the corporate files of SkyTerra or any other party to the merger or to obtain counsel or appraisal services at the expense of SkyTerra or any other such party.

(f)	Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)	None.

(b) - (c)
The information set forth under the captions  “Proposal One—The Merger—Background of the Merger,” “Proposal One—The Merger—Position of SkyTerra as to the Fairness of the Merger; Recommendation of SkyTerra’s Special Committee and Board of Directors,” “Proposal One—The Merger—Purposes and Effects of the Merger,” “Proposal One—The Merger—Position of the Harbinger Parties as to the Fairness of the Merger,” and “Proposal One—The Merger—Interests of SkyTerra Directors and Officers in the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)
The information set forth under the captions  “Summary Term Sheet—Quorum; Required Vote,” “Proposal One—The Merger—Purposes and Effects of the Merger,” “Proposal One—The Merger—Merger Financing,” and “Security Ownership of Management and Certain Beneficial Owners” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 6.	Purpose of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b)
The information set forth under the captions “Summary Term Sheet—Purposes and Effects of the Merger,” “Proposal One—The Merger—Purposes and Effects of the Merger,” and “Proposal One—The Merger—Interests of SkyTerra Directors and Officers in the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)(1)-(8)
The information set forth under the captions “Summary Term Sheet,” “Proposal One—The Merger—Background of the Merger,” “Proposal One—The Merger—Purposes and Effects of the Merger,” “Proposal One—The Merger—Merger Financing” and “The Merger Agreement” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)
The information set forth under the captions “Summary Term Sheet—Purposes and Effects of the Merger,” “Proposal One—The Merger—Background of the Merger,” “Proposal One—The Merger—Position of SkyTerra as to the Fairness of the Merger; Recommendation by SkyTerra’s Special Committee and Board of Directors,” “Proposal One—The Merger—Position of the Harbinger Parties as to the Fairness of the Merger,” “Proposal One—The Merger—Purposes and Effects of the Merger,” and “Proposal One—The Merger—Interests of SkyTerra Directors and Officers in the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(b)
The information set forth under the captions “Summary Term Sheet—Purposes and Effects of the Merger,” “Proposal One—The Merger—Background of the Merger,” “Proposal One—The Merger—Position of the Harbinger Parties as to the Fairness of the Merger,” “Proposal One—The Merger—Purposes and Effects of the Merger,” and “Proposal One—The Merger—Interests of SkyTerra Directors and Officers in the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)
The information set forth under the captions “Summary Term Sheet—Purposes and Effects of the Merger,” “Proposal One—The Merger—Background of the Merger,” “Proposal One—The Merger—Position of the Harbinger Parties as to the Fairness of the Merger,” “Proposal One—The Merger—Purposes and Effect of the Merger” and “Proposal One—The Merger—Interests of SkyTerra Directors and Officers in the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)
The information set forth under the captions “Summary Term Sheet—Purposes and Effects of the Merger,” “Summary Term Sheet—Material U.S. Federal Income Tax Consequences,” “Proposal One—The Merger—Background of the Merger,” “Proposal One—The Merger—Position of the Harbinger Parties as to the Fairness of the Merger,” “Proposal One—The Merger—Purposes and Effects of the Merger,” “Proposal One—The Merger—Interests of SkyTerra Directors and Officers in the Merger,” “Proposal One—The Merger—Material U.S. Federal Income Tax Consequences,” and “Book Value Per Share” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

Regulation M-A Item 1014

(a) - (e)
The information set forth under the captions “Summary Term Sheet—Position of SkyTerra as to the Fairness of the Merger; Recommendations by SkyTerra’s Special Committee and Board of Directors,” “Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor,” “Proposal One—The Merger— Position of SkyTerra as to the Fairness of the Merger; Recommendations by SkyTerra’s Special Committee and Board of Directors,” “Proposal One—The Merger—Opinion of the Special Committee’s Financial Advisor,” “Proposal One—The Merger—Position of the Harbinger Parties as to the Fairness of the Merger,” “Proposal One—The Merger—Purposes and Effects of the Merger,” and “Proposal One—The Merger—Interests of SkyTerra Directors and Officers in the Merger” and in the Preliminary Proxy Statement is incorporated herein by reference.

(f)	The information set forth under the caption “Proposal One—The Merger—Background of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

Regulation M-A Item 1015

(a) - (c)	The information set forth under the captions “Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor,” “Proposal One—The Merger—Background of the Merger,” “Proposal One—The

Merger—Opinion of the Special Committee’s Financial Advisor,” “Proposal One—The Merger—Purposes and Effects of the Merger,” “Proposal One—The Merger—Estimated Fees and Expenses” and “Where You Can Find More Information” in the Preliminary Proxy Statement is incorporated herein by reference. The written opinion of Morgan Stanley, dated September 22, 2009, is attached to the Preliminary Proxy Statement as Appendix C and is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a) - (b)	The information set forth under the caption “Proposal One—The Merger—Merger Financing” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)
The information set forth under the captions “Proposal One—The Merger—Estimated Fees and Expenses” and “The Merger Agreement—Expenses” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)
The information set forth under the captions “Proposal One—The Merger—Opinion of the Special Committee’s Financial Advisor,” “Proposal One—The Merger—Merger Financing” and “Proposal One—The Merger—Anticipated Accounting Treatment of the Merger” in the Preliminary Proxy Statement is hereby incorporated by reference.

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)-(b)
The information set forth under the captions “Proposal One—The Merger—Interests of SkyTerra Directors and Officers in the Merger,” “Security Ownership of Management and Certain Beneficial Owners” and “Certain Purchases and Sales of SkyTerra Capital Stock” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) - (e)
The information set forth under the captions “Summary Term Sheet—Position of SkyTerra as to the Fairness of the Merger; Recommendation by SkyTerra’s Special Committee and Board of Directors,” “Proposal One—The Merger—Background of the Merger,” “Proposal One—The Merger—Position of SkyTerra as to the Fairness of the Merger; Recommendation of SkyTerra’s Special Committee and Board of Directors,” “Proposal One—The Merger—Position of the Harbinger Parties as to the Fairness of the Merger,” “Proposal One—The Merger—Interests of SkyTerra Directors and Officers in the Merger,” and “The Annual Meeting—Quorum; Vote Required” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 13.	Financial Information.

Regulation M-A Item 1010

(a)
The information set forth under the captions “Selected Historical Financial Information” in the Preliminary Proxy Statement is incorporated herein by reference.  SkyTerra’s Annual Report on Form 10-K for the year ended December 31, 2008, as amended, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, and its current reports on Form 8-K, as filed with the SEC on August 11, 2009, September 4, 2009 and September 23, 2009 are incorporated herein by reference.

(b)	Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) - (b)
The information set forth under the captions “Questions and Answers About the Merger and The Annual Meeting—Who Can Help Answer My Questions,” “Proposal One—The Merger—Background of the Merger,” “Proposal One—The Merger—Estimated Fees and Expenses,” and “The Annual Meeting—Solicitation of Proxies” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 15.	Additional Information.

Regulation M-A Item 1011

(b)	The information contained in the Preliminary Proxy Statement/Prospectus, including all appendices thereto, is incorporated in its entirety herein by this reference.

Item 16.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)
Preliminary Proxy Statement of SkyTerra Communications, Inc. (incorporated by reference to SkyTerra’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on November 19, 2009).

(a)(2)	Form of Proxy Card (included as Appendix H of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(a)(3)	Press release, dated September 23, 2009 (incorporated by reference to Exhibit 99.1 to SkyTerra’s Form 8-K, dated September 23, 2009 and filed September 23, 2009).

(c)(1)
Opinion of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated September 22, 2009 (included as Appendix C of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)	Presentation of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated September 22, 2009.

(d)(1)
Agreement and Plan of Merger, dated as of September 23, 2009, by and among Master Fund, Special Fund, Acquisition Corp. and SkyTerra (included as Appendix A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(2)	First Amendment to Agreement and Plan of Merger, dated as of November 18, 2009, by and among Master Fund, Special Fund, Acquisition Corp. and SkyTerra (included as Appendix B of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(f)	Section 262 of the Delaware General Corporation Law (included as Appendix D of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(g)	None.

SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 19, 2009

SKYTERRA COMMUNICATIONS, INC.

By:	/s/ Scott Macleod
Name: Scott Macleod
Title: Executive Vice President, Chief Financial Officer, Treasurer

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By: Harbinger Capital Partners LLC, its Investment Manager

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Senior Managing Director

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
By: Harbinger Capital Partners Special Situations GP, L.L.C., its General Partner

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Senior Managing Director

SOL PRIVATE CORP.

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, L.L.C.

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Senior Managing Director

HARBINGER CAPITAL PARTNERS LLC

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Senior Managing Director

HARBINGER HOLDINGS, LLC

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Managing Member

/s/ Philip A. Falcone
Philip A. Falcone

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)
Preliminary Proxy Statement of SkyTerra Communications, Inc. (incorporated by reference to SkyTerra’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on November 19, 2009).

(a)(2)	Form of Proxy Card (included as Appendix H of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(a)(3)	Press release, dated September 23, 2009 (incorporated by reference to Exhibit 99.1 to SkyTerra’s Form 8-K, dated September 23, 2009 and filed September 23, 2009).

(c)(1)
Opinion of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated September 22, 2009 (included as Appendix C of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)	Presentation of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated September 22, 2009.

(d)(1)
Agreement and Plan of Merger, dated as of September 23, 2009, by and among Master Fund, Special Fund, Acquisition Corp. and SkyTerra (included as Appendix A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(2)	First Amendment to Agreement and Plan of Merger, dated as of November 18, 2009, by and among Master Fund, Special Fund, Acquisition Corp. and SkyTerra (included as Appendix B of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(f)	Section 262 of the Delaware General Corporation Law (included as Appendix D of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(g)	None.